UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Approval of Share Issuances and Amendment to Related Party Loan

On September 10, 2026, the board of directors (the “Board”) of Tokyo Lifestyle Co., Ltd. (the “Company”) approved the issuance of an aggregate of 13,503,648 ordinary shares of the Company (the “Ordinary Shares”) through a cash subscription (the “Cash Subscription”) by Mei Kanayama, the Company’s Representative Director and Director (Principal Executive Officer), and a debt-to-equity swap (the “Debt-to-Equity Swap”) with Tokushin G.K. (“Tokushin”), an entity owned by Mr. Kanayama and his family. The issuances are scheduled to take place on September 29, 2026.

On September 10, 2026, the Company entered into a subscription agreement with Mr. Kanayama in respect of the Cash Subscription (the “Cash Subscription Agreement”) and a separate subscription agreement with Tokushin in respect of the Debt-to-Equity Swap (the “DES Subscription Agreement”). Under the approved terms of the Cash Subscription and the Cash Subscription Agreement, Mr. Kanayama will subscribe for 1,396,755 Ordinary Shares for an aggregate cash consideration of JPY58,838,000. The scheduled payment date of the Cash Subscription is September 29, 2026. Under the approved terms of the Debt-to-Equity Swap and the DES Subscription Agreement, Tokushin will contribute its JPY510,000,000 loan principal receivable against the Company in exchange for 12,106,893 Ordinary Shares, with the loan principal receivable being extinguished in its entirety upon completion of the contribution. The Debt-to-Equity Swap is scheduled to be completed on September 29, 2026.

The aggregate consideration for the two issuances is JPY568,838,000, equivalent to approximately US$3.7 million at the exchange rate of JPY153.74 to US$1.00 used for pricing the transactions. The pricing benchmark was US$0.274 per Ordinary Share, equivalent to US$2.74 per American depositary share (“ADS”), with each ADS representing 10 Ordinary Shares. The number of Ordinary Shares in each issuance was rounded down to the nearest whole Ordinary Share. The securities to be issued are Ordinary Shares, rather than ADSs.

As previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 6, 2026 (the “March 2026 Report”), the Company and Tokushin entered into a subordinated loan agreement dated November 27, 2025 (the “Original Loan Agreement”), which was executed by both parties on February 24, 2026 and provided for a loan disbursement date of February 1, 2026. The Original Loan Agreement provides for an unsecured loan of JPY300,000,000 bearing interest at a fixed rate of 2.0% per annum, with interest payable monthly and principal repayable on January 31, 2031. The Original Loan Agreement was furnished as Exhibit 10.2 to the March 2026 Report.

In connection with the proposed Debt-to-Equity Swap, the Company and Tokushin entered into an amendment to the Original Loan Agreement, dated September 10, 2026 (the “Amendment”). The Amendment increases the loan principal amount to JPY510,000,000, provides for an additional advance of JPY210,000,000 on September 10, 2026, and changes the repayment date to September 10, 2026. It also permits the loan principal receivable to be contributed in exchange for newly issued shares and extinguished as a result. To the extent necessary to implement the Debt-to-Equity Swap, the subordination provisions and restrictions on performance in Article 3 of the Original Loan Agreement do not apply. Except as amended, the Original Loan Agreement remains in effect.

The Board approved the Amendment at its first meeting on September 10, 2026 and approved the terms of the two share issuances at its second meeting that day. Mr. Kanayama did not participate in the deliberations or voting on the relevant matters due to his interest in the transactions. The proposals were approved unanimously by the other directors entitled to vote. The Company’s three corporate auditors expressed their unanimous opinion supporting the determination that the terms of the share issuances did not constitute a favorable issuance under Japanese law.

On September 10, 2026, the Company published an electronic public notice in Japan setting forth the approved issuance terms. An English translation of the public notice is furnished as Exhibit 99.1 to this report. An English translation of the Amendment is furnished as Exhibit 10.1. English translations of the Cash Subscription Agreement and the DES Subscription Agreement are furnished as Exhibits 10.2 and 10.3, respectively. The foregoing descriptions of the Amendment, the Cash Subscription Agreement and the DES Subscription Agreement are qualified in their entirety by reference to Exhibits 10.1, 10.2 and 10.3, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: September 21, 2026	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	English translation of the Amendment, dated September 10, 2026, between Tokushin G.K. and Tokyo Lifestyle Co., Ltd.
10.2	English translation of the Cash Subscription Agreement, dated September 10, 2026, between Mei Kanayama and Tokyo Lifestyle Co., Ltd.
10.3	English translation of the DES Subscription Agreement, dated September 10, 2026, between Tokushin G.K. and Tokyo Lifestyle Co., Ltd.
99.1	English translation of Public Notice Regarding the Issuance of Shares, dated September 10, 2026

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